Exhibit 12.1

Boise Cascade Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31					September 30
	____________________________________________					_________________
	1998	1999	2000	2001	2002	2002	2003
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$159,870	$146,124	$152,322	$128,970	$120,543	$90,285	$86,593
Guarantee of interest on ESOP debt	14,671	12,856	10,880	8,732	6,405	4,906	3,020
Interest capitalized during the period	1,341	238	1,458	1,945	3,937	3,776	352
Interest factor related to noncapitalized leases (a)	11,308	13,065	13,394	11,729	11,128	8,178	8,422
Adjustable conversion-rate equity security unit distributions	-	-	-	947	13,219	9,908	9,931
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	$187,190	$172,283	$178,054	$152,323	$155,232	$117,053	$108,318
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$(16,878)	$355,940	$298,331	$(47,611)	$1,005	$(12,164)	$19,723
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	3,791	(6,115)	(2,061)	8,039	2,435	2,354	(4,351)
Total fixed charges	187,190	172,283	178,054	152,323	155,232	117,053	108,318
Less: Interest capitalized	(1,341)	(238)	(1,458)	(1,945)	(3,937)	(3,776)	(352)
Guarantee of interest on ESOP debt	(14,671)	(12,856)	(10,880)	(8,732)	(6,405)	(4,906)	(3,020)
	_______	_______	_______	_______	_______	_______	_______
Total earnings before fixed charges	$158,091	$509,014	$461,986	$102,074	$148,330	$98,561	$120,318
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to fixed charges	-	2.95	2.59	-	-	-	1.11

Excess of fixed charges over earnings before fixed charges	$29,099	$-	$-	$50,249	$6,902	$18,492	$-

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.